Exhibit 99.162

CONSENT OF PATTI NAKAI-LAJOIE

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.” dated August 6, 2012 (the “Roca Honda Report”) and (2) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to the undersigned’s name in connection with technical information relating to the Roca Honda Report and the properties described therein.

/s/ Patti Nakai-Lajoie
Patti Nakai-Lajoie. P. Geo.

Date: November 15, 2013